UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 38)*

Coca-Cola Bottling Co. Consolidated

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title and Class of Securities)

191098102

(CUSIP Number)

Bernhard Goepelt

Senior Vice President, General Counsel and Chief Legal Counsel

The Coca-Cola Company

One Coca-Cola Plaza

Atlanta, Georgia 30313

(404) 676-2121

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 30, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
THE COCA-COLA COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

2

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
THE COCA-COLA TRADING COMPANY LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

3

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
COCA-COLA OASIS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

4

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

5

This Amendment No. 38 amends and supplements the original Schedule 13D filed on May 18, 1987 by The Coca-Cola Company, as amended by Amendments 1 through 37 (the “Schedule 13D”).  Terms used herein and not otherwise defined shall have the meanings given such terms in the Schedule 13D.

Item 4.    Purpose of the Transaction

Item 4 is hereby amended and supplemented as follows:

Manufacturing Asset Purchase Agreement. On October 30, 2015, Coca-Cola Refreshments USA, Inc. (“CCR”), a wholly owned subsidiary of The Coca-Cola Company, and Coca-Cola Bottling Co. Consolidated (“Coke Consolidated”) entered into a definitive purchase and sale agreement (the “Next Phase Definitive Agreement (Manufacturing)”) pursuant to which CCR will sell to Coke Consolidated three regional manufacturing facilities located in Sandston, Virginia, Silver Springs, Maryland and Baltimore, Maryland (the “Next Phase Manufacturing Facilities”) and related manufacturing assets (collectively, the “Next Phase Manufacturing Assets”) in a series of transactions (the “Next Phase Manufacturing Transactions”) as Coke Consolidated becomes a regional producing bottler in The Coca-Cola Company’s national product supply system. The Next Phase Manufacturing Transactions are the first of two phases of proposed manufacturing asset acquisitions described in the non-binding letter of intent entered into by The Coca-Cola Company and Coke Consolidated on September 23, 2015 (the “Manufacturing LOI”) and described in Amendment No. 37 to the Schedule 13D filed with the Securities and Exchange Commission on September 28, 2015 (the “September 2015 Schedule 13D”). A summary description of the Next Phase Definitive Agreement (Manufacturing), which is filed as Exhibit 99.2 hereto, is included below.

Pursuant to the Next Phase Definitive Agreement (Manufacturing), Coke Consolidated will purchase from CCR in a series of transactions the Next Phase Manufacturing Assets that currently help serve distribution territories in Maryland, the District of Columbia, and portions of Virginia, Delaware, North Carolina, Pennsylvania and West Virginia covered by the asset purchase agreement entered into by CCR and Coke Consolidated on September 23, 2015 (the “Next Phase Definitive Agreement (Distribution)”) and described in the September 2015 Schedule 13D (the business currently conducted by CCR at the Next Phase Manufacturing Facilities is referred to as the “Business”). Coke Consolidated will also assume certain liabilities and obligations of CCR relating to the Business. Subject in each case to certain adjustments as set forth in the Next Phase Definitive Agreement (Manufacturing), the aggregate purchase price for the Next Phase Manufacturing Assets is approximately $96.4 million, provided that the base purchase price amount to be paid by Coke Consolidated in cash after adjusting for the value of certain retained assets and retained liabilities is approximately $103.4 million.

As a condition to each closing under the Next Phase Definitive Agreement (Manufacturing), Coke Consolidated has agreed to enter into an initial regional manufacturing agreement with The Coca-Cola Company (the “Initial RMA”), pursuant to which The Coca-Cola Company will grant Coke Consolidated the rights to manufacture, produce and package Authorized Covered Beverages (as defined in the Initial RMA) at the applicable Next Phase Manufacturing Facilities for distribution by Coke Consolidated for its own account in accordance with comprehensive beverage agreements between Coke Consolidated, The Coca-Cola Company and CCR and for sale by Coke Consolidated to certain other U.S. Coca-Cola bottlers and to Coca-Cola North America in accordance with the Initial RMA. A copy of the Initial RMA was included as Exhibit B to the Manufacturing LOI filed as Exhibit 99.4 to the September 2015 Schedule 13D. Pursuant to its terms, the Initial RMA will be amended, restated and converted into a final form of regional manufacturing agreement (the “Final RMA”) concurrent with the conversion of Coke Consolidated’s bottling agreements to a new and final comprehensive beverage agreement (the “Final CBA”) pursuant to the territory conversion agreement executed by CCR, The Coca-Cola Company and Coke Consolidated on September 23, 2015 (the “Territory Conversion Agreement”), as described in the September 2015 Schedule 13D and filed as Exhibit 99.3 thereto. A copy of the Final CBA was included as Exhibit 1.1 to the Territory Conversion Agreement filed with the September 2015 Schedule 13D. Under the Final RMA, Coke Consolidated’s aggregate business directly and primarily related to the manufacture of Authorized Covered Beverages, permitted third party beverage products and other beverages and beverage products for The Coca-Cola Company will be subject to the same agreed upon sale process provisions included in the Final CBA, which include the need to obtain The Coca-Cola Company’s prior approval of a potential purchaser of such manufacturing business. The Coca-Cola Company will have the right to terminate the Final RMA in the event of an uncured default by Coke Consolidated. The Final RMA also will be subject to termination by The Coca-Cola Company in the event of an uncured default by Coke Consolidated under the Final CBA or under the NPSG Governance Agreement (as defined and described in the September 2015 Schedule 13D).

6

The Next Phase Definitive Agreement (Manufacturing) includes customary representations, warranties, covenants and agreements, including, among other things, covenants of CCR regarding the Business conducted at a Next Phase Manufacturing Facility prior to the closing of the applicable Next Phase Manufacturing Transaction. The representations and warranties of Coke Consolidated and CCR will survive for 18 months following the applicable closing date under the Next Phase Definitive Agreement (Manufacturing), except that the representations and warranties of Coke Consolidated and CCR relating to incorporation, authority, no conflicts, CCR’s title to the transferred assets and broker fees will not expire, the representations and warranties of CCR with respect to environmental matters will survive for five years following the applicable closing date and the representations and warranties of CCR with respect to employee benefits matters and tax matters will survive for three years following the applicable closing date. CCR is obligated to indemnify Coke Consolidated with respect to inaccuracies or breaches of representations or warranties (subject to certain customary limitations), breaches of covenants and liabilities retained by CCR. Coke Consolidated is obligated to indemnify CCR with respect to inaccuracies or breaches of representations or warranties, breaches of covenants, the ownership, operation or use of the transferred assets or the operation of the Business after the closing and certain liabilities assumed by Coke Consolidated. The Next Phase Definitive Agreement (Manufacturing) also contains customary termination rights for both CCR and Coke Consolidated, including (i) the right of each party to terminate if all transactions contemplated by the Next Phase Definitive Agreement (Manufacturing) have not closed by December 31, 2016 and (ii) the right of Coke Consolidated to terminate (subject to certain conditions) if any matters disclosed by amendments or supplements to the disclosure schedules delivered by CCR would (absent such amendments or supplements) cause the applicable closing condition related to the bring-down of the representations and warranties by CCR in the Next Phase Definitive Agreement (Manufacturing) to no longer be met.

Consummation of the transactions contemplated by the Next Phase Definitive Agreement (Manufacturing) at each closing thereunder is subject to a number of conditions precedent and future events occurring, including, among others: (i) the absence of any law or governmental order precluding the consummation of the transactions contemplated by the Next Phase Definitive Agreement (Manufacturing) and the absence of any governmental proceeding seeking such an order, (ii) the receipt of any required governmental consents, (iii) the expiration or termination of any waiting period applicable to the consummation of the transactions contemplated by the Next Phase Definitive Agreement (Manufacturing) under the Hart-Scott-Rodino Act, if applicable to the transactions, (iv) the receipt and delivery by CCR of certain third party consents, (v) with respect to the first closing only, agreement upon matters related to the financial methodology underlying certain financial information about the Business, (vi) agreement upon matters related to the age and condition of certain fleet assets included in the Next Phase Manufacturing Assets to be transferred at each closing, (vii) the execution of a supply agreement between Coke Consolidated and CCR pursuant to which Coke Consolidated will continue to supply to CCR those products manufactured, produced and packaged at the applicable Next Phase Manufacturing Facility for CCR prior to the applicable closing, (viii) Coke Consolidated’s acquisition of the exclusive rights to market, promote, distribute and sell Covered Beverages and Related Products (as such terms are defined in the Next Phase Definitive Agreement (Distribution)) in the principal portions of the distribution territory under the Next Phase Definitive Agreement (Distribution) that are served by the applicable Next Phase Manufacturing Facility, (ix) the execution of the Initial RMA with respect to the portion of the Business conducted at the applicable Next Phase Manufacturing Facility, (x) no material adverse effect shall have occurred with respect to the applicable portion of the Business, (xi) the continued accuracy of the representations and warranties given by CCR and Coke Consolidated (subject to certain qualifications), and (xii) the execution of certain agreements or other documents with respect to the Business regarding (A) employee matters and (B) transition services to be provided by CCR to Coke Consolidated (if necessary). There can be no assurances that these future events will occur or that these conditions will be satisfied, or if not satisfied, waived at each closing.

The foregoing description of the Next Phase Definitive Agreement (Manufacturing) is only a summary and is qualified in its entirety by reference to the full text of such agreement and all exhibits thereto, which is filed as Exhibit 99.2 to this Amendment No. 38 to the Schedule 13D.

7

The Next Phase Definitive Agreement (Manufacturing) (including any exhibits thereto) has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information with respect to CCR, The Coca-Cola Company or Coke Consolidated. There are representations and warranties contained in the Next Phase Definitive Agreement (Manufacturing) which were made by the respective parties to each other as of specific dates. The assertions embodied in these representations and warranties were made solely for purposes of the Next Phase Definitive Agreement (Manufacturing) and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms (including qualification by disclosures that are not necessarily reflected in the agreement). Moreover, certain representations and warranties may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality that is different from certain standards generally applicable to stockholders or were used for the purpose of allocating risk between the parties rather than establishing matters as facts. Based upon the foregoing reasons, you should not rely on the representations and warranties as statements of factual information. In addition, information concerning the subject matter of the representations and warranties may change after the date of such agreement, which subsequent information may or may not be reflected in the public disclosures of the parties. Investors should read the Next Phase Definitive Agreement (Manufacturing) and the exhibits thereto, together with the other information concerning Coke Consolidated, CCR and The Coca-Cola Company that each company or its affiliates publicly files in reports and statements with the Securities and Exchange Commission.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

As of the date of this report, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of the amounts of Common Stock, par value $1.00, of Coke Consolidated (the “Common Stock”) listed below and may be deemed to constitute a “group” under Section 13(d) of the Act.

Number of shares of Common Stock as to which The Coca-Cola Company has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	the sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares of Common Stock as to which The Coca-Cola Trading Company LLC has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares of Common Stock as to which Coca-Cola Oasis LLC has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares as to which Carolina Coca-Cola Bottling Investments, Inc. has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

The Reporting Persons beneficially own 34.76% of the outstanding shares of Common Stock based upon 7,141,447 shares of Common Stock outstanding on July 31, 2015.

8

Item 7.    Material to be Filed as Exhibits

Incorporated By
Exhibit	Name	Reference To
Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith
Exhibit 99.2	Asset Purchase Agreement, dated October 30, 2015, by and between Coca-Cola Refreshments USA, Inc. and Coca-Cola Bottling Co. Consolidated.	Exhibit 2.1 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed November 2, 2015

9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE COCA-COLA COMPANY

	By:	/s/ Bernhard Goepelt
	Name:	Bernhard Goepelt
	Title:	Senior Vice President, General Counsel
Date: November 2, 2015		and Chief Legal Counsel

THE COCA-COLA TRADING COMPANY LLC

	By:	/s/ Robert J. Jordan, Jr.
	Name:	Robert J. Jordan, Jr.
Date: November 2, 2015	Title:	Vice President, General Tax Counsel and Manager

COCA-COLA OASIS LLC

	By:	/s/ Robert J. Jordan, Jr.
	Name:	Robert J. Jordan, Jr.
Date: November 2, 2015	Title:	Vice President, General Tax Counsel and Manager

CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.

	By:	/s/ Robert J. Jordan, Jr.
	Name:	Robert J. Jordan, Jr.
Date: November 2, 2015	Title:	Vice President, General Tax Counsel and Director

Exhibit Index

Incorporated By
Exhibit	Name	Reference To
Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith
Exhibit 99.2	Asset Purchase Agreement, dated October 30, 2015, by and between Coca-Cola Refreshments USA, Inc. and Coca-Cola Bottling Co. Consolidated.	Exhibit 2.1 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed November 2, 2015